EXHIBIT 99.1

                                                    [Graphic omitted] CORP BANCA
--------------------------------------------------------------------------------

                     CORP BANCA: SECOND QUARTER 2005 RESULTS

Santiago, Chile, August 4, 2005 - CORP BANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its results for the three-month and six-month periods ended June 30, 2005. The results are derived from Corp Banca's unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. In this report, Chilean peso amounts are expressed in Chilean pesos at June 30, 2005, whereas percentages are expressed in real terms. U.S. dollar amounts in this report were translated from Chilean pesos at the rate of Ch$578.92 per U.S. dollar, the Central Bank of Chile's observed exchange rate as of June 30, 2005.

Executive Summary

                                                     CORP BANCA

>    Analysis of Results

Corp Banca posted net income of Ch$24,553 million (Ch$0.22 per share or US$1.87 per ADR) for the six-month period ended June 30, 2005, representing a decrease of 9.1% compared to net income of Ch$27,024 million for the same period in 2004. On a pre-tax basis, Corp Banca had net income of Ch$30,401 for the first half of 2005, reflecting a 9.0% increase compared to the same period in 2004. The difference between net income and pre-tax net income reflects the establishment by Corp Banca of an income tax provision at the beginning of the second half of 2004 following the full utilization of tax loss carryforwards relating to subordinated debt of the Central Bank of Chile held by Corp Banca. In the second quarter of 2005, Corp Banca's pre-tax net income increased by Ch$2,623 million, or 18.3%, compared to the same period in 2004, a significantly greater increase than projected in Corp Banca's budget.

Corp Banca maintained its position during the first six months of 2005 as one of the most efficient banks in the Chilean banking sector and as the most efficient bank among its peers of comparable size in terms of loan portfolio and markets served, with a consolidated efficiency ratio (operating expenses over gross margin) of 39.9% and a non-consolidated efficiency ratio of 41.6%, compared to an efficiency ratio of 53.8% for the Chilean banking sector.

Return on equity (ROE) slipped from 16.7% in the first half of 2004 to 13.9% in the first half of 2005, in each case on an annualized basis. This decrease was due in part to the increase in Corp Banca's capital base as a result of the capitalization of 50% of the 2004 net income and by the impact of the recordation of tax provisions following the full utilization of tax loss carryforwards. On a pre-tax basis, Corp Banca's annualized return on equity for the first half of 2005 was 17.2%.

>    Business Activity

Total loans, net of interbank loans as of June 30, 2005 increased by 19.5% in real terms compared to the same date in 2004, outpacing the 12.0% growth in total loans exhibited by the Chilean banking sector, allowing Corp Banca to increase its market share from 6.2% as of June 30, 2004 to 6.6% as of June 30, 2005. This increase includes growth of 0.6% in Corp Banca's residential mortgage loan market share.

As of June 30, 2005, Corp Banca had a risk index (allowances for loan losses over total loans) of 1.6%, which compares favorably to the 1.8% risk index recorded by the Chilean banking sector and the 1.9% recorded by Corp Banca as of the same date in 2004.

>    Financing

Due to Corp Banca's capitalization policy, under which 50% of the previous fiscal year's net income is capitalized, Corp Banca's capital and reserves have been a source of funding total loan growth. In addition, as a result of the fluctuation in prevailing interest rates, savings accounts and time deposits have been Corp Banca's most dynamic source of funding in the 12-month period ended June 30, 2005, rising by Ch$259,543 million, or 17.3%.

--------------------------------------------------------------------------------
                                                                               1
www.corpbanca.cl        Huerfanos 1072, Santiago, Chile
----------------             Phone: 56 (2) 687 8000

                                                    [Graphic omitted] CORP BANCA
--------------------------------------------------------------------------------

Corp Banca also saw an increase of Ch$16,591 million, or 10.1%, in current (checking) accounts and banker's drafts and other sight accounts, net of funds in process of settlement. These non-interest bearing liabilities constitute an important source of funding for the bank.

In addition, Corp Banca issued a U.F. 8,000,000 (approximately US$250 million) principal amount bond in April 2005 in order to decrease the assets and liabilities gap both with respect to currencies (adjusted) and terms to maturity.

>    Solvency

Corp Banca's Basle Index dropped from 15.4% for the first six months of 2004 to 13.8% for the first six months of June 2005. However, Corp Banca's Basle Index continues to be one of the highest among institutions in the Chilean banking sector, reflecting Corp Banca's solvency.

                             CHILEAN BANKING SECTOR

>    Analysis of Results

Net income for the Chilean banking sector for the six months ended June 30, 2005 grew by Ch$45,967 million, or 12.8%, compared to the same period 2004. This growth is mainly explained by the increase in income as a result of exchange rate differences that, bolstered by the price variations of foreign currencies, rose to Ch$70,900 million when comparing second quarters of 2005 and 2004. Furthermore, fee income reached Ch$14,317 million for the first six months of 2005 while provisions decreased by Ch$41,102 million in comparison to the same period the previous year, evidencing improvement in the quality of the portfolio of the Chilean banking sector. On the other hand, net income attributable to investment in subsidiaries increased by Ch$8,612 million, or 13.8%, compared to the first half of 2004.

On the contrary, and due to the decrease in the Consumer Price Index (CPI) in the first quarter of 2005, interest and net adjustments for the Chilean banking sector dropped by Ch$16,063 million when compared to the equivalent period in 2004. Likewise, price differences originated by the administration of investment portfolios diminished by 12.5% in relation to the first six months of 2004, or by Ch$8,356 million. Finally, operating expenses rose by Ch$32,144 million in spite of which the efficiency index for the sector remained at 53.8%.

The following table shows certain information relating to net income in the Chilean banking sector for the periods indicated, in millions of Chilean pesos (except percentages):

---------------------------------------------------------------------------------------------------------------------------
                                                    Six months      Six months        Change between      Percentage change
                                                      ended             ended            2004 and         between 2004 and
                                                  June 30, 2004     June 30, 2005      2005 periods         2005 periods
---------------------------------------------------------------------------------------------------------------------------
Gross margin                                          1,175,010         1,233,240               58,229                 5.0%
---------------------------------------------------------------------------------------------------------------------------
Operating expenses                                    (631,700)         (663,844)             (32,144)                 5.1%
---------------------------------------------------------------------------------------------------------------------------
Provisions for loan losses                            (145,865)         (104,763)               41,102              (28.2%)
---------------------------------------------------------------------------------------------------------------------------
Income attributable to investments
in other companies                                       62,528            71,140                8,612                13.8%
---------------------------------------------------------------------------------------------------------------------------
Other non-operating expenses                           (10,054)          (25,108)             (15,054)               149.7%
---------------------------------------------------------------------------------------------------------------------------
Net loss from price-level restatement                  (16,927)          (22,105)              (5,178)                30.6%
---------------------------------------------------------------------------------------------------------------------------
Net income before taxes                                 432,992           488,559               55,567                12.8%
---------------------------------------------------------------------------------------------------------------------------
Income tax provisions                                  (73,513)          (83,113)              (9,600)                13.1%
---------------------------------------------------------------------------------------------------------------------------
Net income                                              359,479           405,446               45,967                12.8%
---------------------------------------------------------------------------------------------------------------------------

Profitability in the Chilean banking sector, measured in terms of return on equity (ROE), increased to 19.1% for the first six months of 2005 compared to 18.2% for the first six months of 2004. On the other hand, the Chilean banking sector's adjusted net interest margin (net interest revenues over average interest earning assets) diminished from 4.3% to 3.8% year on year, propelled by the above mentioned decrease in interest and net adjustments.

--------------------------------------------------------------------------------
                                                                               2
www.corpbanca.cl        Huerfanos 1072, Santiago, Chile
----------------             Phone: 56 (2) 687 8000

                                                    [Graphic omitted] CORP BANCA
--------------------------------------------------------------------------------

>    Business Activity

As of June 30, 2005, total loans, net of interbank loans, for the Chilean banking sector grew by Ch$4,311,715 million, or 12.0%, compared to June 30, 2004. Retail loan activity contributed significantly to this growth, as residential mortgage loans increased by 18.3% and consumer loans grew by 19.9% over the same period. Commercial loans in the Chilean banking sector grew by 15.1% from June 30, 2004 to June 30, 2005. Leasing contracts grew by 23.3% while factoring operations expanded by 117.6%. On the other hand, the portfolio of non-residential mortgage loan decreased by 27.5% and foreign trade loans slipped by 0.7% from June 30, 2004 to June 30, 2005.

The quality of total loans in the Chilean banking sector, net of interbank loans, has improved in line with the global and Chilean economies. Past-due loans fell by 16.8% in the 12 months ended June 30, 2005 and constituted 1.1% of total loans, net of interbank loans, as of the end of the period, as compared to 1.5% recorded as of June 30, 2004. Furthermore, coverage of allowances for past-due loans improved, rising from 141.0% for the first half of 2004 to 162.5% for the first half of 2005. Following the same trend, the risk index (allowances of loan losses over total loans) of the Chilean banking sector decreased from 2.1% to 1.8% for the same period, year on year.

The following table sets forth certain information with respect to loan portfolios in the Chilean banking sector for the periods indicated in millions of Chilean pesos (except percentages):

---------------------------------------------------------------------------------------------------------------------------
                                                      As of             As of           Changes from     Percentage change
                                                  June 30, 2004     June 30, 2005       June 30, 2004    from June 30, 2004
                                                                                           to 2005            to 2005
---------------------------------------------------------------------------------------------------------------------------
Commercial (excludes commercial
mortgages)*                                          14,497,064        16,685,824           2,188,760                 15.1%
---------------------------------------------------------------------------------------------------------------------------
Consumer*                                             3,976,330         4,767,042             790,712                 19.9%
---------------------------------------------------------------------------------------------------------------------------
Foreign trade                                         3,141,779         3,118,389            (23,390)                (0.7%)
---------------------------------------------------------------------------------------------------------------------------
Housing mortgages                                     4,269,968         3,620,119           (649,848)               (15.2%)
---------------------------------------------------------------------------------------------------------------------------
Commercial mortgages                                  2,152,896         1,512,329           (640,567)               (29.8%)
---------------------------------------------------------------------------------------------------------------------------
Other commercial mortgages                              192,669           188,513             (4,156)                (2.2%)
---------------------------------------------------------------------------------------------------------------------------
Other housing mortgages                               2,604,841         4,514,713           1,909,872                 73.3%
---------------------------------------------------------------------------------------------------------------------------
Leasing contracts                                     1,497,511         1,846,466             348,955                 23.3%
---------------------------------------------------------------------------------------------------------------------------
Factored receivables                                    159,003           345,972             186,969                117.6%
---------------------------------------------------------------------------------------------------------------------------
Contingent                                            2,879,179         3,183,688             304,509                 10.6%
---------------------------------------------------------------------------------------------------------------------------
Past due loans                                          544,455           452,717            (91,738)               (16.8%)
---------------------------------------------------------------------------------------------------------------------------
Other outstanding loans                                  39,558            31,193             (8,365)               (21.1%)
---------------------------------------------------------------------------------------------------------------------------
Total loans (excluding interbank
loans)                                               35,955,251        40,266,966           4,311,715                 12.0%
---------------------------------------------------------------------------------------------------------------------------
* Includes overdrafts.

>    Financing

Due to gradual increases in interest rates, savings accounts and time deposits in the Chilean banking sector increased by Ch$4,498,050 million and domestic borrowings rose by Ch$114,777 million in the 12 months ended June 30, 2005. Meanwhile, foreign borrowings diminished by Ch$55,172 million in the same period.

     CONSOLIDATED RESULTS FOR CORP BANCA FIRST HALF AND SECOND QUARTER 2005

>    Analysis of Results

First Half
----------

Corp Banca posted net income of Ch$24,553 million (Ch$0.22 per share or US$1.87 per ADR) for the six-month period ended June 30, 2005, representing a decrease of 9.1% compared to net income of Ch$27,024 million for the same period in 2004. However, Corp Banca had pre-tax income of Ch$30,401 for the first half of 2005, reflecting a 9.0% increase compared to the same period in 2004. The difference between net income and pre-tax net income reflects the establishment by Corp Banca of an income tax provision at the beginning of the second half of 2004 following the full utilization of tax loss carryforwards relating to subordinated debt of the Central Bank of Chile held by Corp Banca.

--------------------------------------------------------------------------------
                                                                               3
www.corpbanca.cl        Huerfanos 1072, Santiago, Chile
----------------             Phone: 56 (2) 687 8000

                                                    [Graphic omitted] CORP BANCA
--------------------------------------------------------------------------------

The following table shows certain information relating to the composition of Corp Banca's consolidated net income for the periods indicated, in millions of Chilean pesos (except percentages):

---------------------------------------------------------------------------------------------------------------------------
                                                    Six months      Six months        Change between      Percentage change
                                                      ended             ended            2004 and         between 2004 and
                                                  June 30, 2004     June 30, 2005      2005 periods         2005 periods
---------------------------------------------------------------------------------------------------------------------------
Gross margin                                             67,048            69,907               2,859                  4.3%
---------------------------------------------------------------------------------------------------------------------------
Operating expenses                                     (25,684)          (27,898)             (2,214)                  8.6%
---------------------------------------------------------------------------------------------------------------------------
Provisions for loan losses                             (11,093)           (7,882)               3,212               (29.0%)
---------------------------------------------------------------------------------------------------------------------------
Income attributable to investments in
other companies                                              87                96                   9                  9.9%
---------------------------------------------------------------------------------------------------------------------------
Other non-operating expenses                              (485)           (1,059)               (574)                118.3%
---------------------------------------------------------------------------------------------------------------------------
Net loss from price-level restatement                   (1,985)           (2,763)               (779)                 39.2%
---------------------------------------------------------------------------------------------------------------------------
Net income before taxes                                  27,888            30,401               2,513                  9.0%
---------------------------------------------------------------------------------------------------------------------------
Income tax provisions                                     (864)           (5,847)             (4,984)                577.0%
---------------------------------------------------------------------------------------------------------------------------
Net income                                               27,024            24,553             (2,471)                (9.1%)
---------------------------------------------------------------------------------------------------------------------------

Gross margin for the first six months of 2005 increased by Ch$2,859 million, or 4.3%, compared to same period in 2004. However, due to growth in interest-earning assets (total loans and financial investments), gross margin over total assets decreased from 4.4% for the six months ended June 30, 2004 to 3.8% for the same period in 2005. Corp Banca's net interest revenues over average interest-earning assets, on the other hand, decreased from 4.1% for the first half of 2004 to 3.3% for the same period in 2005.

Operating expenses increased by 8.6% in the six months ended June 30, 2005 compared to the same period in 2004, primarily due to the fact that Corp Banca increased its personnel in order to handle growth in business activity. Notwithstanding the increase in hiring, Corp Banca's efficiency ratio was 39.9% for the first six months of 2005 which, although representing an increase over the same period in 2004, remains the most favorable efficiency ratio among its peers of comparable size in terms of loan portfolio and markets served.

Provisions for loan losses decreased by Ch$3,212 million, or 29.0%, in the first six months of 2005 compared to the 2004 period as a consequence of the improvement in Corp Banca's loan portfolio quality, evidencing improved performance of the global and Chilean economies and the effectiveness of the risk management policies applied by Corp Banca.

Other non-operating expenses decreased by Ch$574 million, or 118.3%, in the first six months of 2005 compared to the 2004 period. This decrease was mainly due to lower income from the sale of fixed assets (Ch$119 million) and from repossession of assets received in lieu of payment (Ch$520 million).

Net loss from price-level restatement increased by Ch$779 million, or 39.2%, mainly as a result of the 9.5% growth in Corp Banca's capital and reserves in the 12 months ended June 30, 2005, as well as an increase in inflation to 1.8% for the six months ended June 30, 2005 as compared to 1.6% for the 2004 period.

The larger income tax expense in the 2005 period is a result of the establishment by Corp Banca of an income tax provision at the beginning of the second half of 2004 following the full utilization of tax loss carryforwards relating to subordinated debt of the Central Bank of Chile held by Corp Banca.

--------------------------------------------------------------------------------
                                                                               4
www.corpbanca.cl        Huerfanos 1072, Santiago, Chile
----------------             Phone: 56 (2) 687 8000

                                                    [Graphic omitted] CORP BANCA
--------------------------------------------------------------------------------

Second Quarter
--------------

The following table shows certain information relating to the composition of Corp Banca's net income for the periods indicated, in millions of Chilean pesos (except percentages):

------------------------------------------------------------------------------------------------------------------------------
                                                     Second           Second            Changes between      Percentage change
                                                  quarter 2004     quarter 2005         second quarter        between second
                                                                                         2004 and 2005         quarter 2004
                                                                                            periods              and 2005
------------------------------------------------------------------------------------------------------------------------------
Gross margin                                            36,653           41,864                    5,211                 14.2%
------------------------------------------------------------------------------------------------------------------------------
Operating expenses                                    (13,184)         (14,827)                  (1,644)                 12.5%
------------------------------------------------------------------------------------------------------------------------------
Provisions for loan losses                             (5,713)          (4,220)                    1,493               (26.1%)
------------------------------------------------------------------------------------------------------------------------------
Income attributable to investments in
other companies                                             23               35                       12                 50.0%
------------------------------------------------------------------------------------------------------------------------------
Other non-operating expenses                              (43)            (647)                    (603)               1393.5%
------------------------------------------------------------------------------------------------------------------------------
Net loss from price-level restatement                  (3,420)          (5,266)                  (1,846)                 54.0%
------------------------------------------------------------------------------------------------------------------------------
Net income before taxes                                 14,317           16,940                    2,623                 18.3%
------------------------------------------------------------------------------------------------------------------------------
Income tax provisions                                    (659)          (3,123)                  (2,464)                374.2%
------------------------------------------------------------------------------------------------------------------------------
Net income                                              13,659           13,818                      159                  1.2%
------------------------------------------------------------------------------------------------------------------------------

Corp Banca's second quarter 2005 net income rose by Ch$159 million, or 1.2%, compared to the same period in the previous year, and by Ch$3,082 million, or 28.7%, compared to the first quarter of 2005. Net income before taxes increased by Ch$$2,623 million, or 18.3%, in the second quarter of 2005 compared to the second quarter in 2004, significantly above the projections contained in Corp Banca's budget.

Corp Banca's increased earnings in the second quarter of 2005 compared to the same period last year are primarily due to an increase of Ch$5,211 million in gross margin, and to a lesser degree by the decrease of Ch$1,493 million in provisions for loan losses.

On the other hand, operating expenses increased by Ch$1,644 million, primarily attributable to the increase in personnel hiring by Corp Banca to meet increased business needs in line with the bank's level of business activity. Despite this increase, Corp Banca's efficiency ratio for the second quarter 2005 reached 35.4%, which compares favorably with the 36.0% for the same period last year.

Other non-operating expenses decreased by Ch$603 million, net loss from price-level restatement increased by Ch$1,846 million, and income tax provisions increased by Ch$2,464 million.

With respect to Corp Banca's income tax provisions, it should be mentioned that during the second quarter of 2004, the effective tax rate was lower than the current rate due to the fact that the provisions in the quarter were established based on accumulated earnings which took into account certain tax losses related to Corp Banca's 2004 results.

--------------------------------------------------------------------------------
                                                                               5
www.corpbanca.cl        Huerfanos 1072, Santiago, Chile
----------------             Phone: 56 (2) 687 8000

                                                    [Graphic omitted] CORP BANCA
--------------------------------------------------------------------------------

Gross Margin

First Half
----------

The following table shows certain information relating to the composition of Corp Banca's gross margin for the periods indicated, in millions of Chilean pesos (except percentages):

---------------------------------------------------------------------------------------------------------------------------
                                                    Six months      Six months        Change between      Percentage change
                                                      ended             ended            2004 and         between 2004 and
                                                  June 30, 2004     June 30, 2005      2005 periods         2005 periods
---------------------------------------------------------------------------------------------------------------------------
Net interest revenue                                     56,906            53,590             (3,316)                (5.8%)
---------------------------------------------------------------------------------------------------------------------------
Fees and income from services, net                        8,842             9,754                 912                 10.3%
---------------------------------------------------------------------------------------------------------------------------
Gains from trading activities, net                        4,896             9,025               4,129                 84.3%
---------------------------------------------------------------------------------------------------------------------------
Foreign exchange transactions, net                        (329)             (502)               (174)                 52.9%
---------------------------------------------------------------------------------------------------------------------------
Other operating income, net                             (3,268)           (1,960)               1,308               (40.0%)
---------------------------------------------------------------------------------------------------------------------------
Gross margin                                             67,048            69,907               2,859                  4.3%
---------------------------------------------------------------------------------------------------------------------------

Net interest revenue, as adjusted (*)                    55,986            53,366             (2,621)                (4.7%)
---------------------------------------------------------------------------------------------------------------------------
Foreign Exchange rate earnings, as
adjusted (*)                                                591             (278)               (869)              (147.0%)
---------------------------------------------------------------------------------------------------------------------------

(*) Includes exchange rate earnings derived from forward contracts held by Corp Banca for hedging purposes

Gross margin at Corp Banca for the first six months of 2005 grew by 4.3% compared to the same period in 2004, reaching Ch$69,907 million. This growth is mainly due to the Ch$4,129 million increase in gains from trading activities, net as a result of fluctuations in prevailing interest rates, a Ch$912 million increase in fees and income from services, net, and a Ch$1,308 million increase in other operating income, net. These positive results were partially offset by a decrease of Ch$3,316 million in net interest revenue, which was largely due to the negative inflation rate recorded during the first three months of 2005. The value of the U.F. decreased by 0.7% in the first three months of 2005 but increased by 1% during the first six months of the year. Additionally, since the end of 2004, the Central Bank of Chile has been upwardly adjusting the benchmark interest rate, which entails reductions in net interest margin since Corp Banca's interest-bearing liabilities reprice more frequently than its interest-earning assets.

The increase of Ch$1,308 million in other operating income, net for the first six months of 2005 compared to the 2004 period is largely explained by an increase of Ch$1,905 million in earnings on repossessed assets relating to leasing contracts, an increase of Ch$331 million in net income from currency forward contracts relating to U.F./Chilean peso risk and a Ch$150 million increase in income derived from bonuses paid to Corp Banca and Corp Corredores de Seguros, S.A., Corp Banca's insurance brokerage subisidiary, by insurance providers due to a lower casualty rate on insurance products placed. Corp Banca's other operating income, net was also impacted by a decrease of Ch$161 million in operating expenses relating to Visa credit cards, a decrease of Ch$95 million in expenses relating to repossessed assets received in lieu of payment, a decrease of Ch$66 million in operating expenses as a result of the termination of Corp Banca's administration contract with the Instituto de Normalizacion Previsional (under which Corp Banca collected fees for the administration of certain retiree accounts in the Chilean pension system), and a reduction of Ch$34 million in expenses paid to outside consultants, in each case in the first half of 2005 compared with the same period in 2004. These decreases in other operating expenses were partially offset by an increase of Ch$1,616 million between the two periods in sales force expenses, which was consistent with the increase in the size of Corp Banca's loan portfolio, especially in consumer and residential mortgage loans.

Income from foreign exchange transactions, net decreased by Ch$174 million, reflecting Ch$121 million in exchange rate losses generated by Corp Banca and a Ch$53 million decrease in income generated by Corp Corredores de Bolsa, S.A., Corp Banca's stock brokerage subsidiary.

--------------------------------------------------------------------------------
                                                                               6
www.corpbanca.cl        Huerfanos 1072, Santiago, Chile
----------------             Phone: 56 (2) 687 8000

                                                    [Graphic omitted] CORP BANCA
--------------------------------------------------------------------------------

Second Quarter
--------------

The following table shows certain information relating to the composition of Corp Banca's gross margin for the periods indicated, in millions of Chilean pesos (except percentages):

----------------------------------------------------------------------------------------------------------------------
                                                    Second      Second      Change between        Percentage change
                                                    quarter     quarter     second quarter      between second quarter
                                                     2004        2005        2004 and 2005          2004 and 2005
----------------------------------------------------------------------------------------------------------------------
Net interest revenue                                 31,760      32,547                 786                       2.5%
----------------------------------------------------------------------------------------------------------------------
Fees and income from services, net                    4,705       5,487                 782                      16.6%
----------------------------------------------------------------------------------------------------------------------
Gains from trading activities, net                    2,062       3,614               1,552                      75.3%
----------------------------------------------------------------------------------------------------------------------
Foreign exchange transactions, net                      451         546                  95                      21.0%
----------------------------------------------------------------------------------------------------------------------
Other operating income, net                         (2,326)       (329)               1,996                    (85.8%)
----------------------------------------------------------------------------------------------------------------------
Gross margin                                         36,653      41,864               5,211                      14.2%

----------------------------------------------------------------------------------------------------------------------
Net interest revenue, as adjusted (*)                31,307      32,967               1,660                       5.3%
----------------------------------------------------------------------------------------------------------------------
Foreign exchange rate earnings, as
adjusted (*)                                            905         126               (779)                    (86.1%)
----------------------------------------------------------------------------------------------------------------------
(*) Includes exchange rate earnings derived from forward contracts held by CORPBANCA for hedging purposes

The strong increase in gross margin during the second quarter of 2005 compared to the same period in 2004 is mainly due to the Ch$1,552 million increase in gains from trading activities, net, an increase of Ch$1,996 million in other operating income, net, a Ch$786 million gain in net interest revenue and growth of Ch$782 million in fees and income from services, net. In this regard, it is worth mentioning that the main contributing factor in these increases was the repossession by Corp Banca of assets relating to defaulted leases, which constitutes non-recurring income for Corp Banca.

>    Operating expenses

First Half
----------

The following table shows certain information relating to the composition of Corp Banca's operating expenses for the periods indicated, in millions of Chilean pesos (except percentages):

---------------------------------------------------------------------------------------------------------------------------
                                                    Six months      Six months        Change between      Percentage change
                                                      ended             ended            2004 and         between 2004 and
                                                  June 30, 2004     June 30, 2005      2005 periods         2005 periods
---------------------------------------------------------------------------------------------------------------------------
Personnel salaries and expenses                        (15,983)          (17,532)             (1,549)                  9.7%
---------------------------------------------------------------------------------------------------------------------------
Administrative and other expenses                       (7,233)           (7,876)               (643)                  8.9%
---------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization costs                     (2,468)           (2,490)                (22)                  0.9%
---------------------------------------------------------------------------------------------------------------------------
Total operating expenses                               (25,684)          (27,898)             (2,214)                  8.6%
---------------------------------------------------------------------------------------------------------------------------

Total operating expenses, when comparing the first quarter of 2005 with the same period of 2004, increased by 8.6% to Ch$27,898 million, which increase is in line with the expansion of Corp Banca's business. These expenses include personnel salaries and expenses, which represented the highest increase, from Ch$15,983 million for the first six months of 2004 to Ch$17,532 million in the first six months of June 2005. The number of personnel at Corp Banca rose from 1,927 in June 2004 to 2,101 in June 2005. Notwithstanding the increase in hiring, Corp Banca's efficiency ratio was 39.9% for the first six months of 2005 which, although representing an increase over the same period in 2004, remains the most favorable efficiency ratio among its peers of comparable size in terms of loan portfolio and markets served. As part of its strategy to maximize efficiency, Corp Banca has been generating economies of scale through client expansion, fostering initiatives to improve productivity and tie compensation to performance levels.

--------------------------------------------------------------------------------
                                                                               7
www.corpbanca.cl        Huerfanos 1072, Santiago, Chile
----------------             Phone: 56 (2) 687 8000

                                                    [Graphic omitted] CORP BANCA
--------------------------------------------------------------------------------

Second Quarter
--------------

The following table shows certain information relating to the composition of Corp Banca's operating expenses for the periods indicated, in millions of Chilean pesos (except percentages):

----------------------------------------------------------------------------------------------------------------------
                                                    Second      Second      Change between        Percentage change
                                                    quarter     quarter     second quarter      between second quarter
                                                     2004        2005        2004 and 2005          2004 and 2005
----------------------------------------------------------------------------------------------------------------------
Personnel salaries and expenses                     (8,114)     (9,158)             (1,044)                      12.9%
----------------------------------------------------------------------------------------------------------------------
Administrative and other expenses                   (3,784)     (4,391)               (607)                      16.0%
----------------------------------------------------------------------------------------------------------------------
Depreciation and amortization costs                 (1,286)     (1,279)                   7                     (0.5%)
----------------------------------------------------------------------------------------------------------------------
Total operating expenses                           (13,184)    (14,827)             (1,644)                      12.5%
----------------------------------------------------------------------------------------------------------------------

Operating expenses in the second quarter of 2005 rose by 12.5% compared to the same period in 2004, due to an increase of Ch$1,044 million in personnel salaries and expenses and an increase of Ch$607 million in administrative and other expenses. Notwithstanding these increases, Corp Banca's efficiency ratio improved when compared to the second quarter of 2004, decreasing from 36.0% to 35.4%.

>    Business Activity and Portfolio Quality

Total loans, net of interbank loans at Corp Banca reached Ch$2,661,317 million as of June 30, 2005, representing an increase of 19.5% in real terms compared to June 30, 2004, outpacing the growth in the Chilean banking sector, which had a 12.0% increase in total loans. As a result, Corp Banca's loan market share increased from 6.2% as of June 30, 2004 to 6.6% as of June 30, 2005.

Growth in the loan portfolio was significantly affected by residential mortgage loans, which expanded 57.8% during the twelve months ended June 30, 2005, followed by foreign trade loans, which grew 33.2%, consumer loans, which grew 23.4% and commercial loans, which grew 20.3%. In each case, the growth in these portfolios outpaced the growth in the overall Chilean banking sector, which experienced growth of 18.3%, -0.7%, 19.9% and 15.1%, respectively, over the same period. In absolute terms, Corp Banca's commercial loans grew by Ch$211,899 million, representing the largest expansion of the loan portfolio, followed by residential mortgage loans with Ch$72,009 million, consumer loans with Ch$58,850 million and foreign trade loans with Ch$58,532 million.

The above-described growth in Corp Banca's total loan portfolio evidences general economic recovery in Chile, an increase in prevailing interest rates, and the execution of an active marketing program on behalf of Corp Banca oriented at positioning its most profitable portfolio products, which include residential mortgages, consumer loans and loans to small and medium-sized businesses.

--------------------------------------------------------------------------------
                                                                               8
www.corpbanca.cl        Huerfanos 1072, Santiago, Chile
----------------             Phone: 56 (2) 687 8000

                                                    [Graphic omitted] CORP BANCA
--------------------------------------------------------------------------------

The following chart sets forth certain information relating to the changes in Corp Banca's market share in the loan categories listed below:

                              MARKET SHARE CHANGES

Corp Banca's market share of consumer loans was 7.0% at December 31, 2000, 6.6% at December 31, 2001, 6.8% at December 31, 2002, 6.9% at December 31, 2003, 7.2%
at December 31, 2004 and 6.5% at June 30, 2005.

Corp Banca's market share of commercial loans (excluding commercial mortgages) was 4.8% at December 31, 2000, 4.9% at December 31, 2001, 5.8% at December 31, 2002, 7.3% at December 31, 2003, 7.3% at December 31, 2004 and 7.5% at June 30,
2005.

Corp Banca's market share of residential mortgages was 1.1% at December 31, 2000, 1.1% at December 31, 2001, 1.3% at December 31, 2002, 1.7% at December 31,
2003, 2.3% at December 31, 2004 and 2.4% at June 30, 2005.

The following table sets forth certain information relating to Corp Banca's loan portfolio for the periods indicated, in millions of Chilean pesos (except percentages):

-------------------------------------------------------------------------------------------------------------------
                                                                                 Change from      Percentage change
                                                  As of             As of          June 30,         from June 30,
                                              June 30, 2004     June 30, 2005    2004 to 2005       2004 to 2005
-------------------------------------------------------------------------------------------------------------------
Commercial (excludes commercial
mortgages)*                                       1,041,626         1,253,525         211,899                 20.3%
-------------------------------------------------------------------------------------------------------------------
Consumer*                                           251,263           310,113          58,850                 23.4%
-------------------------------------------------------------------------------------------------------------------
Foreign trade                                       176,362           234,894          58,532                 33.2%
-------------------------------------------------------------------------------------------------------------------
Housing mortgages                                   107,998            87,296        (20,701)               (19.2%)
-------------------------------------------------------------------------------------------------------------------
Commercial mortgages                                227,407           192,184        (35,222)               (15.5%)
-------------------------------------------------------------------------------------------------------------------
Other commercial mortgages                            1,747             1,355           (392)               (22.5%)
-------------------------------------------------------------------------------------------------------------------
Other housing mortgages                              16,605           109,315          92,711                   558
-------------------------------------------------------------------------------------------------------------------
Leasing contracts                                   168,482           195,099          26,616                 15.8%
-------------------------------------------------------------------------------------------------------------------
Factored receivables                                 39,106            42,247           3,141                  8.0%
-------------------------------------------------------------------------------------------------------------------
Contingent                                          170,886           212,859          41,973                 24.6%
-------------------------------------------------------------------------------------------------------------------
Past due loans                                       26,128            22,245         (3,883)               (14.9%)
-------------------------------------------------------------------------------------------------------------------
Other outstanding loans                                 141           185,185              44                 31.4%
-------------------------------------------------------------------------------------------------------------------
Total loans, net of interbank loans               2,227,751         2,661,317         433,566                 19.5%
-------------------------------------------------------------------------------------------------------------------

As mentioned earlier, Corp Banca's residential mortgage loan portfolio increased by 57.8% in the twelve months ended June 30, 2005, outpacing the 18.3% expansion experienced during the same period by the Chilean banking sector. This allowed Corp Banca to increase its market share for this loan category from 1.8% as of June 30, 2004 to 2.4% as of June 30, 2005, in accordance with Corp Banca's growth strategy. Residential mortgage loans are an important product line for Corp Banca as they provide the bank with opportunities to cross-sell other products.

Total loans, net of interbank loans, grew by 19.5% in the twelve months ended June 30, 2005, outpacing the 12.0% growth in total loans for the Chilean banking sector. As a result of this growth, Corp Banca's market share of total loans, net of interbank loans, expanded from 6.2% as of June 30, 2004 to 6.6% as of June 30, 2005.

Corp Banca's strong growth in its loan portfolio contrasts with the 0.5% decrease in allowances for loan losses. As of June 30, 2005, Corp Banca had a risk index (allowances for loan losses over total loans) of 1.6%, comparing favorably to the 1.8% recorded by the Chilean banking sector and the 1.9% recorded by Corp Banca for the same date in 2004. Over the same period, provisions for loan losses dropped by Ch$3,212 million, or 29.0%, evidencing the quality of Corp Banca's loan portfolio and the effectiveness of its risk management policies.

--------------------------------------------------------------------------------
                                                                               9
www.corpbanca.cl        Huerfanos 1072, Santiago, Chile
----------------             Phone: 56 (2) 687 8000

                                                    [Graphic omitted] CORP BANCA
--------------------------------------------------------------------------------

In addition, the quality of the loan portfolio is evidenced by a decrease of 14.9% in past-due loans, which constituted 0.8% of Corp Banca's total loan portfolio as of June 30, 2005, as compared to 1.2% as of June 30, 2004. As of June 30, 2005, the percentage of past-due loans for the Chilean banking industry was 1.1%.

In addition, Corp Banca's hedge indicator, calculated as allowances for loan losses over past-due loans, was 196.3% as of June 30, 2005 (168.0% as of June 30, 2004), which compares favorably with the 162.5% indicator recorded by the Chilean banking sector as of June 30, 2005.

>    Financing

The following table sets forth certain information relating to Corp Banca's sources of financing as of the dates indicated in millions of Chilean pesos (except percentages):

-------------------------------------------------------------------------------------------------------------------
                                                                                 Change from      Percentage Change
                                                  As of             As of          June 30,         from June 30,
                                              June 30, 2004     June 30, 2005    2004 to 2005       2004 to 2005
-------------------------------------------------------------------------------------------------------------------
Saving accounts and time deposits                 1,502,746         1,762,289         259,543                 17.3%
-------------------------------------------------------------------------------------------------------------------
Current (checking) accounts                         128,331           151,799          23,469                 18.3%
-------------------------------------------------------------------------------------------------------------------
Banker's drafts and other sight deposits             99,474           167,222          67,748                 68.1%
-------------------------------------------------------------------------------------------------------------------
Mortgage bonds                                      336,544           277,089        (59,455)               (17.7%)
-------------------------------------------------------------------------------------------------------------------
Domestic borrowings                                  46,680           107,729          61,049                130.8%
-------------------------------------------------------------------------------------------------------------------
Foreign borrowings                                  198,384           269,518          71,133                 35.9%
-------------------------------------------------------------------------------------------------------------------
Ordinary bonds                                         -              140,805         140,805                100.0%
-------------------------------------------------------------------------------------------------------------------

Funds in process of settlement                       63,995           138,621          74,625                116.6%
-------------------------------------------------------------------------------------------------------------------
Current (checking) accounts + other
sight deposits(*)                                   163,810           180,401          16,591                 10.1%
-------------------------------------------------------------------------------------------------------------------
(*) Net of funds in process of settlement

In addition to the capitalization of earnings described herein, which contributes to Corp Banca's solid equity base, growth in Corp Banca's interest-earning assets was funded by the deposits and borrowings obtained in the local market, as well as through foreign borrowings.

Corp Banca's funding from local sources (i.e., savings accounts and time deposits, current (checking) accounts, banker's drafts and other sight deposits, mortgage bonds and domestic borrowings) grew by Ch$352,354 million, or 16.7%, boosted mainly by savings accounts and time deposits, which expanded by Ch$259,543 million, or 17.3%, in each case from June 30, 2004 to June 30, 2005. Foreign borrowings, meanwhile, increased by Ch$71,133 million, or 35.9%, reflecting the dynamism of foreign trade and commercial loans in foreign currency.

It is important to highlight the increase of Ch$16,591 million, or 10.1%, posted by current (checking) accounts and banker's drafts and other sight deposits, net of funds in process of settlement, as these non-interest bearing liabilities constitute an important source of funding.

In addition, in April 2005, Corp Banca issued a bond in the local Chilean market in a principal amount of U.F. 8,000,000 (approximately US$250 million). The terms of the bond include a 5 -year maturity, interest of 3.00% per annum, and a bullet payment of principal at maturity. The purpose of this issuance was to decrease the gap between assets and liabilities with respect to currencies (adjusted) and terms to maturity.

>    Solvency and Profitability

The capital increase that took place in November 2002 and the capitalization at the beginning of 2005 of 50% of Corp Banca's 2004 net income (Ch$25,384 million) in accordance with the bank's capitalization policy has allowed Corp Banca to profitably apply its capital resources by increasing the size of its loan portfolio and expanding its financial investments. Investments made by Corp Banca increased by Ch$61,243 million, or 11.2%, in the first six months of 2005 compared to the same period in 2004. These investments were mainly comprised of low credit-risk securities and instruments to hedge foreign exchange currency risks.

--------------------------------------------------------------------------------
                                                                              10
www.corpbanca.cl        Huerfanos 1072, Santiago, Chile
----------------             Phone: 56 (2) 687 8000

                                                    [Graphic omitted] CORP BANCA
--------------------------------------------------------------------------------

As of June 30, 2005, Corp Banca had Ch$354,185 million (US$611.8 million) in capital and reserves, placing the bank in fourth place among its peers of comparable size in terms of loan portfolio and markets served, and had a market share of 8.3% of the total capital and reserves of the Chilean banking sector.

Corp Banca's solvency, reflected by the Basle Index of 13.8% at June 2005, was among the highest levels of its peer group. However, return on equity (ROE) slipped from 16.7% in the first half of 2004 to 13.9% in the first half of 2005, in each case on an annualized basis. This decrease was due in part to the increase in Corp Banca's capital base as a result of the capitalization of 50% of the 2004 net income and by the impact of the recordation of tax provisions following the full utilization of tax loss carryforwards. On a pre-tax basis, Corp Banca's annualized return on equity for the first half of 2005 was 17.2%.

--------------------------------------------------------------------------------
                                                                              11
www.corpbanca.cl        Huerfanos 1072, Santiago, Chile
----------------             Phone: 56 (2) 687 8000

                                                    [Graphic omitted] CORP BANCA
--------------------------------------------------------------------------------

                                    Consolidated Statements of Income (unaudited)
                       (In millions of Chilean pesos as of June 30, 2005, except percentages)

                                                   Six months          Six months                  Change
                                                      ended              ended
                                                  June 30, 2004      June 30, 2005       Ch$ millions           %
--------------------------------------------------------------------------------------------------------------------
OPERATING INCOME
Net interest revenue                                  56,906.0           53,590.0          (3,316.0)          (5.8%)
Gains from trading activities                          4,896.0            9,025.4           4,129.4           84.3%
Fees and income from services, net                     8,842.2            9,753.9             911.7           10.3%
Foreign exchange transactions, net                      (328.5)            (502.3)           (173.8)          52.9%
Other operating income (loss), net                    (3,268.0)          (1,960.3)          1,307.7          (40.0%)
Gross margin                                          67,047.7           69,906.7           2,859.0            4.3%

Personnel salaries and expenses                      (15,982.9)         (17,531.7)         (1,548.8)           9.7%
Administrative and other expenses                     (7,233.3)          (7,876.0)           (642.7)           8.9%
Depreciation and amortization                         (2,467.6)          (2,489.8)            (22.2)           0.9%
Total operating expenses                             (25,683.8)         (27,897.5)         (2,213.7)           8.6%

Net operating income                                  41,363.9           42,009.2             645.3            1.6%

Provisions for loan losses (*)                       (11,093.4)          (7,881.8)          3,211.6          (29.0%)

Operating income                                      30,270.5           34,127.4           3,856.9           12.7%

OTHER INCOME AND EXPENSES
Non-operating income                                   1,679.7            1,234.7            (445.0)         (26.5%)
Non-operating expenses                                (2,165.0)          (2,294.0)           (129.0)           6.0%
Income attributable to investments in other               87.0               95.6               8.6            9.9%
Price level restatement                               (1,984.5)          (2,763.1)           (778.6)          39.2%
Total other income and expenses                       (2,382.8)          (3,726.8)         (1,344.0)          56.4%

Income before income taxes                            27,887.7           30,400.6           2,512.9            9.0%

Income taxes                                            (863.7)          (5,847.2)         (4,983.5)         577.0%
Income after income taxes                             27,024.0           24,553.4          (2,470.6)          (9.1%)

Minority interest                                          -                  -                 -               -
Net income                                            27,024.0           24,553.4          (2,470.6)          (9.1%)
--------------------------------------------------------------------------------------------------------------------

(*) Under new regulations effective since January 1, 2004 provisions for loan losses are stated net of recoveries of previously charged off loans.

--------------------------------------------------------------------------------
                                                                              12
www.corpbanca.cl        Huerfanos 1072, Santiago, Chile
----------------             Phone: 56 (2) 687 8000

                                                    [Graphic omitted] CORP BANCA
--------------------------------------------------------------------------------

                                    Consolidated Statements of Income (unaudited)
                       (In millions of Chilean pesos as of June 30, 2005, except percentages)

                                                     Second              Second                    Change
                                                  quarter 2004        quarter 2005       Ch$ millions         %
--------------------------------------------------------------------------------------------------------------------
OPERATING INCOME
Net interest revenue                                  31,760.4           32,546.9             786.5            2.5%
Gains from trading activities                          2,061.8            3,614.1           1,552.3           75.3%
Fees and income from services, net                     4,705.1            5,486.7             781.6           16.6%
Foreign exchange transactions, net                       451.3              546.0              94.7           21.0%
Other operating income (loss), net                    (2,325.7)            (329.3)          1,996.4          (85.8%)
Gross margin                                          36,652.9           41,864.4           5,211.5           14.2%

Personnel salaries and expenses                       (8,113.5)          (9,157.5)         (1,044.0)          12.9%
Administrative and other expenses                     (3,783.9)          (4,390.5)           (606.6)          16.0%
Depreciation and amortization                         (1,286.1)          (1,279.1)              7.0           (0.5%)
Total operating expenses                             (13,183.5)         (14,827.1)         (1,643.6)          12.5%

Net operating income                                  23,469.4           27,037.3           3,567.9           15.2%

Provisions for loan losses (*)                        (5,712.5)          (4,219.5)          1,493.0          (26.1%)

Operating income                                      17,756.9           22,817.8           5,060.9           28.5%

OTHER INCOME AND EXPENSES
Non-operating income                                   1,096.1              653.1            (443.0)         (40.4%)
Non-operating expenses                                (1,139.4)          (1,299.8)           (160.4)          14.1%
Income attributable to investments in other               23.2               34.8              11.6           50.0%
Price level restatement                               (3,419.6)          (5,265.6)         (1,846.0)          54.0%
Total other income and expenses                       (3,439.7)          (5,877.5)         (2,437.8)          70.9%

Income before income taxes                            14,317.2           16,940.3           2,623.1           18.3%

Income taxes                                            (658.5)          (3,122.8)         (2,464.3)         374.2%
Income after income taxes                             13,658.7           13,817.5             158.8            1.2%

Minority interest                                          -                  -                 -               -
Net income                                            13,658.7           13,817.5             158.8            1.2%
--------------------------------------------------------------------------------------------------------------------

(*) Under new regulations effective since January 1, 2004 provisions for loan losses are stated net of recoveries of previously charged off loans

--------------------------------------------------------------------------------
                                                                              13
www.corpbanca.cl        Huerfanos 1072, Santiago, Chile
----------------             Phone: 56 (2) 687 8000

                                                    [Graphic omitted] CORP BANCA
--------------------------------------------------------------------------------

                                                                         As of June 30, 2004      As of June 30, 2005
                   Selected Performance Ratios                             or for the six           or for the six
                                                                          months then ended        months then ended
----------------------------------------------------------------------------------------------------------------------
Solvency indicators
Basle index                                                                            15.4%                    13.8%
Shareholders' equity/Total assets                                                      10.7%                     9.7%
Shareholders' equity/Total liabilities                                                 12.1%                    10.8%

Credit quality ratios
Risk index (1)                                                                          1.9%                     1.6%
Past due loans/Total loans                                                              1.2%                     0.8%
Allowances/Total loans                                                                  1.9%                     1.6%
Allowances/Past due loans                                                             168.0%                   196.3%
Provisions for loan losses/Total loans                                                  1.0%                     0.6%
Provisions for loan losses/Gross margin                                                16.5%                    11.3%
Provisions for loan losses/Net income                                                  41.1%                    32.1%

Profitability ratios
Net interest revenue/Interest-earning assets(2)                                         4.1%                     3.3%
Net interest revenue, as adjusted(3)/Interest-earning assets(2)                         4.0%                     3.2%
Gross margin/Total assets                                                               4.4%                     3.8%
Provisions and charge-off expenses/Total assets                                         0.7%                     0.4%
ROA (before taxes), over total assets                                                   1.8%                     1.7%
ROA (before taxes), over interest-earning assets(2)                                     2.0%                     1.8%
ROE (before taxes)                                                                     17.2%                    17.2%
ROA, over total assets                                                                  1.8%                     1.3%
ROA, over interest-earning assets(2)                                                    1.9%                     1.5%
ROE                                                                                    16.7%                    13.9%
Earnings from subsidiaries/Investment in subsidiaries                                  13.0%                    12.0%

Efficiency ratios
Operating expenses/Total assets                                                         1.7%                     1.5%
Operating expenses/Total loans                                                          2.3%                     2.1%
Operating expenses/Gross margin                                                        38.3%                    39.9%

Earnings
Earnings per share before taxes (Chilean pesos per share)                              0.246                    0.268
Earnings per ADR before taxes (U.S. dollars per ADR)                                  10.607                    2.314
Earnings per share (Chilean pesos per share)                                           0.238                    0.216
Earnings per ADR (U.S. dollars per ADR)                                                1.871                    1.869
----------------------------------------------------------------------------------------------------------------------

(1) New risk index considers total loan loss allowances
(2) Interest-earning assets: Total loans and financial investments
(3) Includes exchange rate earnings from the forward contracts

--------------------------------------------------------------------------------
                                                                              14
www.corpbanca.cl        Huerfanos 1072, Santiago, Chile
----------------             Phone: 56 (2) 687 8000

                                                    [Graphic omitted] CORP BANCA
--------------------------------------------------------------------------------

                   Selected Performance Ratios                           Second quarter 2004       Second quarter 2005
----------------------------------------------------------------------------------------------------------------------
Credit quality ratios
Provisions for loan losses/Total loans                                                  1.0%                     0.6%
Provisions for loan losses/Gross margin                                                15.6%                    10.1%
Provisions for loan losses/Net income                                                  41.8%                    30.5%

Profitability ratios
Net interest revenue/Interest-earnings assets(1)                                        4.6%                     4.0%
Net interest revenue, as adjusted(2)/Interest-earning assets(1)                         4.5%                     4.0%
Gross margin/Total assets                                                               4.8%                     4.6%
Provisions and charge-off expenses/Total assets                                         0.8%                     0.5%
ROA (before taxes), over total assets                                                   1.9%                     1.8%
ROA (before taxes), over interest-earning assets(1)                                     2.1%                     2.1%
ROE (before taxes)                                                                     17.7%                    19.1%
ROA, over total assets                                                                  1.8%                     1.5%
ROA, over interest-earning assets(1)                                                    2.0%                     1.7%
ROE                                                                                    16.9%                    15.6%
Earnings from subsidiaries/Investments in subsidiaries                                  6.9%                     8.7%

Efficiency ratios
Oper. Expenses/Total assets                                                             1.7%                     1.6%
Oper. Expenses/Total loans                                                              2.3%                     2.2%
Oper. Expenses/Gross operating margin                                                  36.0%                    35.4%
----------------------------------------------------------------------------------------------------------------------

(1) Interest-earning assets:  Total loans and financial investments
(2) Includes exchange rate earnings from the forward contracts

--------------------------------------------------------------------------------
                                                                              15
www.corpbanca.cl        Huerfanos 1072, Santiago, Chile
----------------             Phone: 56 (2) 687 8000

                                                    [Graphic omitted] CORP BANCA
--------------------------------------------------------------------------------


                                       Consolidated Balance Sheets (unaudited)
                       (In millions of Chilean pesos as of June 30, 2005, except percentages)

                                                             Six months         Six months              Change
                                                               ended              ended
                                                           June 30, 2004      June 30, 2005    Ch$ millions       %
Assets
Cash and due from banks                                        117,070.5         226,879.7      109,809.2       93.8%
Total loans                                                  2,227,750.6       2,661,317.2      433,566.6       19.5%
Provisions                                                    (43,901.1)        (43,668.7)          232.4      (0.5%)
Loans, net                                                   2,183,849.5       2,617,648.5      433,799.0       19.9%
Loans to financial institutions                                 25,675.0          29,485.2        3,810.2       14.8%
Securities trading                                              36,131.2          22,466.1     (13,665.1)     (37.8%)
Investments                                                    546,877.0         608,119.9       61,242.9       11.2%
Other assets                                                    82,994.3         131,078.8       48,084.5       57.9%
Fixed Assets                                                    33,305.5          32,782.3        (523.2)      (1.6%)

Total assets                                                 3,025,903.0       3,668,460.5      642,557.5       21.2%

Liabilities
Current (checking) accounts                                    128,330.6         151,799.1       23,468.5       18.3%
Savings accounts and time deposits                           2,184,312.0       2,487,199.9      302,887.9       13.9%
Subordinated bonds                                              47,802.8         186,399.4      138,596.6      289.9%
Borrowings from domestic financial institutions                 46,679.9         107,729.1       61,049.2      130.8%
Foreign borrowings                                             198,384.4         269,517.8       71,133.4       35.9%
Other borrowings                                                69,925.6          87,076.9       17,151.3       24.5%

Total liabilities                                            2,675,435.3       3,289,722.2      614,286.9       23.0%

Shareholders' equity                                           350,467.7         378,738.3       28,270.6        8.1%

Total liabilities and shareholders' equity                   3,025,903.0       3,668,460.5      642,557.5       21.2%

--------------------------------------------------------------------------------
                                                                              16
www.corpbanca.cl        Huerfanos 1072, Santiago, Chile
----------------             Phone: 56 (2) 687 8000

                                                    [Graphic omitted] CORP BANCA
--------------------------------------------------------------------------------

FORWARD-LOOKING INFORMATION

To the extent that some statements and assumptions contained herein constitute forward-looking statements, such statements are based on the point of view and the assumptions of management, and involve known and unknown risks and uncertainties. Results may be materially different from those expressed or implicit in such statements.

--------------------------------------------------------------------------------

Contacts - CORP BANCA:

                              Camilo Morales R.
                              Planning and Development Manager
                              (56-2) 687-8114
                              cmoraler@corpbanca.cl

                              Jaime Walls R.
                              Planning Manager
                              (56-2) 687-8603
                              jwalls@corpbanca.cl

                              Raul Rubel B.
                              Investor Relations
                              (56-2) 687-6075
                              rrubel@corpbanca.cl

--------------------------------------------------------------------------------
                                                                              17
www.corpbanca.cl        Huerfanos 1072, Santiago, Chile
----------------             Phone: 56 (2) 687 8000